Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Nine Months Ended September 30,	For the years ended December 31,
	2010	2009	2008	2007	2006	2005
Income (loss) before income taxes	$(18.6)	$36.0	$(63.1)	$(70.6)	$(0.8)	$0.7
Add: Fixed charges	12.8	15.6	15.6	13.7	9.0	3.8

Earnings available for fixed charges	$(5.8)	$51.6	$(47.5)	$(56.9)	$8.2	$4.5

Fixed charges:
Interest expense	$—	$—	$0.1	$1.4	$1.8	$1.0
Interest component of rental expense (A)	12.8	15.6	15.5	12.3	7.2	2.8

Total fixed charges	$12.8	$15.6	$15.6	$13.7	$9.0	$3.8

Ratio of earnings to fixed charges	(B)	3.3	(B)	(B)	(B)	1.2

(A)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(B)	Due to the Company’s losses in the nine months ended September 30, 2010, and the years ended December 31, 2008, 2007 and 2006, the ratio coverage was less than 1:1 in those periods. The Company would have needed to generate additional earnings of $18.6 million, $63.1 million, $70.6 million and $0.8 million in the nine months ended September 30, 2010, and the years ended December 31, 2008, 2007 and 2006, respectively, to achieve a coverage of 1:1 in each respective period.